EXHIBIT 12.1
FelCor Lodging Limited Partnership/FelCor Lodging Trust Incorporated
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	2006	2005	2004	2003	2002
Pre-tax loss from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	(5,479)	(31,394)	(101,719)	(81,120)	(51,333)

Fixed charges:
The sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebetedness	119,825	127,581	140,361	156,915	156,717

Amortization of capitalized interest	1,459	1,051	901	818	1,140

Distributed income of equity investees	3,632	1,062	11,932	2,212	2,196

Interest capitalized	(4,916)	(1,874)	(1,489)	(588)	(775)

Earnings	114,521	96,426	49,986	78,237	107,945

Fixed charges	119,825	127,581	140,361	156,915	156,717

Ratio of Earnings to Fixed Charges	0.96	0.76	0.36	0.50	0.69

Deficiency	5,304	31,155	90,375	78,678	48,772